United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number  1-8422

A.                Full title of the plan and the address of the plan, if different from that of the issuer named below:

Countrywide Financial Corporation
401(k) Savings and Investment Plan
c/o Countrywide Financial Corporation
Human Resources: Benefits Department
35 North Lake Avenue
MS 55-56
Pasadena, CA 91101

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COUNTRYWIDE FINANCIAL CORPORATION
401(k) Savings and Investment Plan
Date: June 28, 2007	/s/ MARSHALL M. GATES
Senior Managing Director
and Chief Administrative Officer
Countrywide Financial Corporation

Financial Statements and Report of

Independent Registered Public Accounting Firm

COUNTRYWIDE FINANCIAL CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Countrywide Financial Corporation
401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i—schedule of assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Los Angeles, California
June 27, 2007

Countrywide Financial Corporation
401(k) Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollar amounts in thousands)

	December 31,
	2006	2005
ASSETS
Investments, at fair value:
Participant directed investments:
Stock mutual funds	$620,818	$453,807
Countrywide Financial Corporation Unitized Stock Fund	48,912	48,484
Money market mutual funds	56,750	45,943
Participant loans	33,703	23,983
	760,183	572,217
Non-Participant directed investments:
Countrywide Financial Corporation Unitized Stock Fund	301,083	221,151
Total investments	1,061,266	793,368
Receivables:
Employer’s contribution	11,415	11,036
Participants’ contribution	6,217	5,931
Total receivables	17,632	16,967
Net assets available for benefits	$1,078,898	$810,335

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006
(Dollar amounts in thousands)

	Participant Directed: Consolidated Investments	Non-Participant Directed: CFC Common Stock	Accruals	Total
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$56,092	$52,362	$—	$108,454
Interest	1,440	517	—	1,957
Dividends	27,799	2,689	—	30,488
	85,331	55,568	—	140,899
Contributions:
Participants’	139,334	—	6,217	145,551
Participant rollovers	24,349	—	—	24,349
Employer’s	—	36,150	11,415	47,565
	163,683	36,150	17,632	217,465
Total additions	249,014	91,718	17,632	358,364
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(69,701)	(19,596)	—	(89,297)
Administrative expenses	(289)	(215)	—	(504)
Total deductions	(69,990)	(19,811)	—	(89,801)
Net increase prior to inter-fund transfer	179,024	71,907	17,632	268,563
Inter-fund transfers	8,942	8,025	(16,967)	—
Net increase	187,966	79,932	665	268,563
Net assets available for benefits:
Beginning of year	572,217	221,151	16,967	810,335
End of year	$760,183	$301,083	$17,632	$1,078,898

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005
(Dollar amounts in thousands)

	Participant Directed: Consolidated Investments	Non-Participant Directed: CFC Common Stock	Accruals	Total
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,003	$(9,581)	$—	$(8,578)
Interest	901	355	—	1,256
Dividends	19,739	1,706	—	21,445
	21,643	(7,520)	—	14,123
Contributions:
Participants’	126,567	—	5,931	132,498
Participant rollovers	17,112	—	—	17,112
Employer’s	—	28,305	11,036	39,341
	143,679	28,305	16,967	188,951
Total additions	165,322	20,785	16,967	203,074
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(42,661)	(15,495)	—	(58,156)
Administrative expenses	(179)	(135)	—	(314)
Total deductions	(42,840)	(15,630)	—	(58,470)
Net increase prior to inter-fund transfer	122,482	5,155	16,967	144,604
Inter-fund transfers	1,774	3,943	(5,717)	—
Net increase	124,256	9,098	11,250	144,604
Net assets available for benefits:
Beginning of year	447,961	212,053	5,717	665,731
End of year	$572,217	$221,151	$16,967	$810,335

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1—DESCRIPTION OF PLAN

The following description of the Countrywide Financial Corporation (the Company) 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.              General

The Plan is a defined contribution plan covering all employees of the Company immediately upon their hire date if they are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.               Contributions

Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Highly compensated employees are currently limited to 6 percent of pretax annual compensation, as defined in the Plan document. The Company makes a discretionary matching contribution currently equal to 50 percent of the first 6 percent of eligible earnings, as defined in the Plan, that the participant contributes. Contributions are subject to certain limitations. During the years ended December 31, 2006 and 2005, the Company’s discretionary matching contributions were made entirely in Company common stock.

C.               Participant Accounts

Each participant’s account is credited with the participant’s contribution, discretionary matching contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.              Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts plus actual earnings thereon is based on years of service. Participants begin vesting in Company contributions after one year of service and are fully vested after five years of service.

E.               Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans are secured by the balance in the participant’s account and earn interest at rates established by the Plan administrator. The current interest rates of participant loans receivable ranges from 4.0% to 11.5%. Principal and interest is paid ratably through payroll deductions.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2006 and 2005

NOTE 1—DESCRIPTION OF PLAN—Continued

F.                Payment of Benefits

On termination of service before the normal retirement age of 65, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account. Effective March 28, 2005, if or when the participant’s total vested benefit value is $1,000 or less, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum. Prior to March 28, 2005, the same occurred if the participant’s total vested benefit value was $5,000 or less.

Effective March 28, 2005, if the participant’s total vested benefit value is between $1,000 and $5,000 and the participant does not elect to rollover or receive the distribution, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a direct rollover to an individual retirement plan designated by the administrator.

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

G.             Forfeited Matching Contributions

Activity in forfeited non-vested accounts is summarized below:

	Years ended December 31,
	2006	2005
Balance, beginning of period	$2,510,753	$3,744,207
Forfeitures	3,622,020	2,117,321
Investment gains (losses)	1,040,089	(1,855)
Administrative expenses	(211,577)	(133,088)
Forfeitures used to fund contribution	(211,566)	(3,215,832)
Balance, end of period	$6,749,719	$2,510,753

Subsequent to December 31, 2006, the Plan used $3,500,000 of forfeited non-vested accounts to reduce the Company’s fourth quarter employer contribution.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

A.              Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The Company may pay administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid by participants who have loans.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2006 and 2005

NOTE 2—SUMMARY OF ACCOUNTING POLICIES—Continued

B.               Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s Unitized Stock Fund includes shares of the Company’s common stock, which is valued at its quoted market price, and may also include interest-earning cash for pending transactions. Participant loans receivable are valued at cost which approximates estimated fair value.

Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.

C.               Payment of Benefits

Benefits are recorded when paid.

D.              Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that materially affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

E.               Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds and Countrywide Financial Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain mutual funds offered by the Plan invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of December 31, 2006 and 2005, approximately 33% and 34%, respectively, of total Plan investments were invested in Countrywide Financial Corporation common stock.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2006 and 2005

NOTE 3—INVESTMENTS

The Plan’s investments are held in a trust fund administered by Fidelity Investments. The fair values of investments that represented five percent or more of the Plan’s net assets consisted of the following:

		December 31,
Investment Name	Investment Description	2006 Fair Value	2005 Fair Value
		(Dollar amounts in thousands)
Countrywide Financial Corporation common stock*	Unitized Stock Fund	$349,995	$269,635
LSV Value Equity Fund	Stock Mutual Fund	103,921	—	**
Fidelity Diversified International Fund	Stock Mutual Fund	102,021	59,841
Spartan U.S. Equity Index Fund	Stock Mutual Fund	77,169	60,217
Loomis Growth Fund Class A	Stock Mutual Fund	74,297	—	**
Fidelity Retirement Money Market Portfolio	Money Market Mutual Fund	56,750	45,943
PIMCO Total Return Fund	Stock Mutual Fund	55,746	50,330
Wasatch Small Cap Growth Fund	Stock Mutual Fund	50,594	41,706	***
Fidelity Equity-Income Fund	Stock Mutual Fund	—	60,072	****
All investments less than 5% of Plan net assets	Various	190,773	205,624
Total investments		$1,061,266	$793,368

*                          Participant and non-participant-directed

**                   The investment was not available in 2005

***            Less than 5% of investments included for comparative purposes for 2006

****     The investment was not available in 2006

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by approximately $108,454,000 and depreciated in value by approximately $8,578,000, respectively, as follows:

	Years Ended December 31,
	2006	2005
	(Dollar amounts in thousands)
Countrywide Financial Corporation common stock*	$72,658	$(15,684)
Stock mutual funds	35,796	7,106
Net appreciation (depreciation) in fair value of investments	$108,454	$(8,578)

*                          Participant and non-participant-directed

Countrywide Financial Corporation
401(k) Savings and Investment Plan
NOTES TO FINANCIAL STATEMENTS—CONTINUED
December 31, 2006 and 2005

NOTE 4—RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments and shares of common stock of Countrywide Financial Corporation. Fidelity Investments is the trustee and Countrywide Financial Corporation is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

NOTE 5—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6—TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Amendments to the Plan have been made subsequent to the date of the IRS determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the requirements of the Code.

NOTE 7—DISCRETIONARY CONTRIBUTION

Effective January 1, 2006, the plan was amended to include a discretionary Profit Sharing contribution to eligible participants. Eligible participants are participants who were hired on or after January 1, 2006, and are therefore not eligible for the Company’s Defined Benefit Pension Plan, and have completed one year of service and are actively employed on the last day of the year. The contribution in 2006 was 2% of eligible compensation, funded in cash. The contribution for 2006 was funded in March 2007, in the amount of $550,780 in cash and is included in the employer’s contribution receivable on the accompanying Statements of Net Assets Available for Benefits. Participants who receive the discretionary Profit Sharing contribution begin vesting after one year of service and are fully vested after five years.

Countrywide Financial Corporation
401(k) Savings and Investment Plan
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
(Dollar amounts in thousands)

Identity of Investment	Description of Investment	Cost	Fair Value
Stock Mutual Funds:
LSV Asset Management	5,429,537 shares LSV Value Equity Fund	$ 96,283	$ 103,921
Fidelity Investments*	2,761,067 shares Fidelity Diversified International Fund	83,143	102,021
Fidelity Investments*	1,537,842 shares Spartan U.S. Equity Index Fund	63,454	77,169
Loomis Sayles	12,219,974 shares Loomis Growth Fund Class A	71,397	74,297
Pacific Investment Management Company	5,370,553 shares PIMCO Total Return Fund	56,854	55,746
Wasatch Funds	1,371,845 shares Wasatch Small Cap Growth Fund	50,709	50,594
Fidelity Investments*	2,793,771 shares Fidelity Freedom 2030 Fund	40,017	44,784
Fidelity Investments*	2,335,483 shares Fidelity Freedom 2020 Fund	32,941	36,270
Fidelity Investments*	3,816,641 shares Fidelity Freedom 2040 Fund	33,081	36,182
Fidelity Investments*	1,157,866 shares Fidelity Freedom 2010 Fund	15,800	16,928
Nuveen Investments	240,595 shares Nuveen NWQ Small Cap Value Fund	6,237	6,573
Fidelity Investments*	484,443 shares Fidelity Freedom Income Fund	5,456	5,591
Fidelity Investments*	289,998 shares Fidelity Freedom 2000 Fund	3,511	3,614
Fidelity Investments*	219,834 shares Fidelity Freedom 2035 Fund	2,818	2,900
Fidelity Investments*	205,028 shares Fidelity Freedom 2025 Fund	2,573	2,618
Fidelity Investments*	121,304 shares Fidelity Freedom 2015 Fund	1,450	1,480
Fidelity Investments*	11,231 shares Fidelity Freedom 2005 Fund	129	130
	Subtotal Stock Mutual Funds	565,853	620,818
Money Market Mutual Funds:
Fidelity Investments*	Fidelity Retirement Money Market Portfolio	56,750	56,750
	Subtotal Money Market Mutual Funds	56,750	56,750
Unitized Stock Fund:
Countrywide Financial Corporation*	Common Stock, 9,007,409 shares	178,223	349,995
	Subtotal Unitized Stock Fund	178,223	349,995
Participant Loans:
Participant Loans*	5,998 participant loans with annual interest rates ranging from 4.0% to 11.5% and maturing through 12/30/21	—	33,703
	Subtotal Participant Loans	—	33,703
Total Investments		$ 800,826	$ 1,061,266

*                     Party-in-interest

See accompanying report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm